Exhibit 12

PSS WORLD MEDICAL, INC. AND SUBSIDIARIES

COMPUTATION OF CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

FOR THE FISCAL YEARS ENDED APRIL 1, 2011, APRIL 2, 2010, MARCH 27, 2009, MARCH 28, 2008, AND March 30, 2007

(Dollars in Thousands)

	2011	2010	2009	2008	2007
Fixed charges:
Interest expense	$17,121	$17,295	$22,158	$12,495	$10,597
Capitalized interest	526	1,182	854	405	520
Interest component of rental expense	7,405	15,207	13,207	12,315	14,407

Fixed charges	$25,052	$33,684	$36,219	$25,215	$25,524

Earnings:
Income from continuing operations before provision for income taxes	$119,225	$110,130	$83,716	$87,732	$74,965
Add: Fixed charges	25,052	33,684	36,219	25,215	25,524
Less: Capitalized interest	526	1,182	854	405	520

Total earnings	$143,751	$142,632	$119,081	$112,542	$99,969

Ratio of earnings to fixed charges:
Total earnings	$143,751	$142,632	$119,081	$112,542	$99,969
Fixed charges	$25,052	$33,684	$36,219	$25,215	$25,524
Ratio(a)	5.7	4.2	3.3	4.5	3.9

(a)	The consolidated ratios of earnings to fixed charges are calculated in accordance with Section 229.503 (d) of Regulation S-K.